UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

314308107 (CUSIP Number)

July 8, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107	13G	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MacKenzie Patterson Fuller, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 662,854 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 662,854 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,854
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* OO - Limited Partnership

CUSIP No. 314308107	13G	Page 3 of 5

Item 1	(a)	Name of Issuer: Feldman Mall Properties, Inc. (the “Issuer”).

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 1010 Northern Boulevard Suite 314 Great Neck, New York 11021

Item 2	(a)	Name of Person Filing: This Schedule 13G is being jointly filed by:

(i)      MacKenzie Patterson Fuller, LP, a California limited partnership (“MPF”), with respect to the shares of Common Stock (as defined below) of the Issuer held by:

1.MacKenzie Patterson Special Fund 5, LLC

2.MP Income Fund 12, LLC

3.MP Value Fund 6, LLC

4.MPF DeWaay Fund 5, LLC

5.MPF DeWaay Fund 6, LLC

6.MPF Flagship Fund 11, LLC

7.MPF Flagship Fund 12, LLC

8.MPF Income Fund 23, LLC

9.MPF Senior Note Program I, LP

10.MPF Senior Note Program II, LP

11.MPF Special Fund 8, LLC

12.MPF Special Fund 9, LLC

13.Real Estate Securities 1983, LP

14.SCM Acquisition Fund, LLC
 (collectively, the “Funds”), of which MPF is the manager or general partner. MPF has investment discretion with respect to the shares of Common Stock of the Issuer held by the Funds.

Item 2	(b)	Address of Principal Business Office or, if None, Residence: 1640 School Street Moraga, CA 94556

Item 2	(c)	Citizenship:

MacKenzie Patterson Fuller, LP is a California limited partnership

Item 2	(d)	Title of Class of Securities: Common stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e)	CUSIP Number: 314308107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act,

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940,

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

	(j)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 314308107	13G	Page 4 of 5

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. MacKenzie Patterson Fuller, LP:

	(a)	Amount beneficially owned: 662,854 shares

	(b)	Percent of class: 5.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 662,854 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 662,854 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.
Certification.

By signing below each of the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 314308107	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2008

MacKenzie Patterson Fuller, LP

/s/ Chip Patterson
Name:	Chip Patterson
Title:	Senior Vice President